SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _______)*

CLARK HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18145M 109

(CUSIP Number)

Kenneth L. Saunders
330 Madison Avenue, Sixth Floor
New York, NY 10017
(646) 495-5155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James J. Martell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,065
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,065
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   The members of the group that was originally formed ceased acting as a group on February 12, 2008.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory E. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,741
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,121,741
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   The members of the group that was originally formed ceased acting as a group on February 12, 2008.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 162,771
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   The members of the group that was originally formed ceased acting as a group on February 12, 2008.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Donald McInnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,593
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,593
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   The members of the group that was originally formed ceased acting as a group on February 12, 2008.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles Royce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,458,497
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,497
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   The members of the group that was originally formed ceased acting as a group on February 12, 2008.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 14 Pages

Item 1. Security and Issuer.

Security:	Common stock, par value $0.0001 per share.
Issuer:	Clark Holdings Inc. 121 New York Ave Trenton, NJ 08638

Item 2. Identity and Background.

(1)	(a) James J. Martell

(b) 330 Madison Avenue, 6th Floor
      New York, NY 10017

(c) Mr. Martell is Chairman of the Board of the Issuer.

(d) Mr. Martell has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Martell has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

(2)	(a) Gregory E. Burns

(b) 330 Madison Avenue, 6th Floor
      New York, NY 10017

(c) Mr. Burns is the Issuer’s President and Chief Executive Officer and a member of the Issuer’s Board of Directors. Mr. Burns is also President of Blue Line Advisors, Inc., a strategic consulting firm that focused on companies in the transportation and logistics sector. Blue Line Advisors, Inc. is located at 330 Madison Avenue, 6th Floor, New York, NY 10017.

(d) Mr. Burns has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Burns has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 8 of 14 Pages

(f) United States.

(3)	(a) Edward Cook

(b) 330 Madison Avenue, 6th Floor
      New York, NY 10017

(c) Mr. Cook is a member of the Issuer’s Board of Directors and is President of Performance Fire Protection, LLC, a regional provider of fire protection systems. Performance Fire Protection, LLC is located at 181 Gasoline Alley, Morrisville, NC 28117.

(d) Mr. Cook has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Cook has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

(4)	(a) Donald McInnes

(b) 330 Madison Avenue, 6th Floor
      New York, NY 10017

(c) Mr. McInnes is a member of the Issuer’s Board of Directors and runs McInnes Global Enterprise, a consulting practice focused on transportation and intermodal issues. McInnes Global Enterprise is located at 75 Waterside Avenue, Falmouth, MA 02540.

(d) Mr. McInnes has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. McInnes has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 9 of 14 Pages

(5)	(a) Charles Royce

(b) c/o Royce & Associates, LLC
      1414 Avenue of the Americas
      New York, NY 10019

(c) Mr. Royce is President, Chief Investment Officer and a member of the Board of Managers of Royce & Associates, LLC, which is located at the address listed in paragraph (b).

(d) Mr. Royce has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Royce has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

Item 3. Sources of Funds.

The source of funds of each person filing this Schedule is personal funds.

Item 4. Purpose of Transaction.

The purpose of the transactions reported in this Schedule was to enable the persons filing this Schedule to acquire shares of common stock of the issuer sold in the issuer’s initial public offering (“Public Shares”) and vote such shares in favor of the proposals that were presented to the issuer’s stockholders at the special meeting of stockholders held on February 11, 2008 (“Special Meeting”). Among these proposals was a proposal (the “Acquisition Proposal”) to authorize and approve the transactions contemplated by the Stock Purchase Agreement (“Acquisition Agreement”) dated May 18, 2007, as amended, among the issuer, The Clark Group, Inc. (“Clark”) and the stockholders of Clark. The Acquisition Proposal was approved at the Special Meeting. Approval of the Acquisition Proposal by the issuer’s stockholders enabled the issuer to acquire all of the outstanding capital stock of Clark, as contemplated by the Acquisition Agreement, which closed on February 12, 2008.

The transactions reported herein have resulted or will result in:

(a) the acquisition by the persons filing this Schedule of additional securities of the issuer and the disposition by certain of such persons of securities of the issuer;

(b) the acquisition by the issuer of the outstanding shares of capital stock of Clark; and

CUSIP No. 18145M 109	SCHEDULE 13D	Page 10 of 14 Pages

(c) the increase in the size of the board of directors of the issuer from five to seven members.

Reference is made to the contracts and arrangements described in Item 6 hereof, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Mr. Martell beneficially owns 1,200,065 shares of Common Stock, representing 8.4% of the Issuer’s issued and outstanding Common Stock. Such shares include 431,818 shares issuable upon the exercise of warrants held by Mr. Martell that are presently exercisable. He has sole voting and dispositive power with respect all 1,200,065 of such shares, including all the shares issuable upon the exercise of the warrants. Such 1,200,065 shares do not include 40,000 shares that the Purchaser (as defined below) has a 30-day right to “put” to Mr. Martell at the price at which Purchaser acquired the shares. In the past 60 days, Mr. Martell (i) purchased 107,747 shares of Common Stock on February 1, 2008 in privately negotiated transactions at $8.00 per share from holders who planned to vote against the Acquisition Proposal and (ii) transferred 139,500 shares on February 12, 2008 to GLAC-Clark Investment, LLC as consideration for them engaging in similar purchases.

Mr. Burns beneficially owns 1,121,741 shares of Common Stock, representing 7.9% of the Issuer’s issued and outstanding Common Stock. Such shares include 386,364 shares issuable upon the exercise of warrants held by Mr. Burns that are presently exercisable. He has sole voting and dispositive power with respect all 1,121,741 of such shares, including all the shares issuable upon the exercise of the warrants. Such 1,121,741 shares do not include 35,000 shares that the Purchaser has a 30-day right to “put” to Mr. Burns at the price at which Purchaser acquired the shares. In the past 60 days, Mr. Burns (i) purchased 98,377 shares of Common Stock on February 1, 2008 in privately negotiated transactions at $8.00 per share from holders who planned to vote against the Acquisition Proposal and (ii) transferred 125,500 shares on February 12, 2008 to GLAC-Clark Investment, LLC as consideration for them engaging in similar purchases.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 11 of 14 Pages

Mr. Cook beneficially owns 162,771 shares of Common Stock, representing 1.2% of the Issuer’s issued and outstanding Common Stock. Such shares include 90,909 shares issuable upon the exercise of warrants held by Mr. Cook that are presently exercisable. He has sole voting and dispositive power with respect all 162,771 of such shares, including all the shares issuable upon the exercise of the warrants. In the past 60 days, Mr. Cook purchased 9,362 shares of Common Stock on February 1, 2008 in privately negotiated transactions at $8.00 per share from holders who planned to vote against the Acquisition Proposal.

Mr. McInnes beneficially owns 130,953 shares of Common Stock, representing 0.9% of the Issuer’s issued and outstanding Common Stock. Such shares include 59,091 shares issuable upon the exercise of warrants held by Mr. McInnes that are presently exercisable. He has sole voting and dispositive power with respect all 130,953 of such shares, including all the shares issuable upon the exercise of the warrants. In the past 60 days, Mr. McInnes purchased 9,362 shares of Common Stock on February 1, 2008 in privately negotiated transactions at $8.00 per share from holders who planned to vote against the Acquisition Proposal.

Mr. Royce beneficially owns 1,458,497 shares of Common Stock, representing 9.8% of the Issuer’s issued and outstanding Common Stock. Such shares include 1,004,545 shares issuable upon the exercise of warrants held by Mr. Royce that are presently exercisable. He has sole voting and dispositive power with respect all 1,458,497 of such shares, including all the shares issuable upon the exercise of the warrants. Such 1,458,497 shares do not include 45,000 shares that the Purchaser has a 30-day right to “put” to Mr. Royce at the price at which Purchaser acquired the shares. In the past 60 days, Mr. Royce (i) purchased 74,952 shares of Common Stock on February 1, 2008 in privately negotiated transactions at $8.00 per share from holders who planned to vote against the Acquisition Proposal and (ii) purchased 4,000 shares of Common Stock on February 8, 2008, of which 2,000 shares were purchased in a privately negotiated transaction at a price of $8.03 per share, and 600, 500, 700 and 200 shares were purchased in open market transactions at prices of $6.50, $6.60, $6.65 and $6.90 per share, respectively.

Each person filing this Schedule disclaims beneficial ownership as to shares of the Issuer’s securities acquired or held by any other person filing this Schedule, whether acquired pursuant to the transactions reported in this statement or otherwise acquired.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 12 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 1, 2008, the persons filing this Schedule entered into the following agreements:

(a) Agreement among GLAC-Clark Investment, LLC, an entity affiliated with certain stockholders of Clark (the “Purchaser”), James J. Martell, Gregory E. Burns, Maurice Levy, Mitchel Friedman and the Issuer (the “Clark Agreement”); and

(b) Share Purchase Agreement among the persons filing this Schedule and the Issuer (the “Founders Agreement”).

Pursuant to the Clark Agreement,

(i) the Purchaser purchased 2,380,000 Public Shares in open market transactions or in non-market transactions from persons who indicated their intention to vote against the Acquisition Proposal and to convert their Public Shares into a pro rata portion of the trust fund established for the benefit of holders of Public Shares in connection with the Issuer’s initial public offering and agreed to vote such Public Shares in favor of the Acquisition Proposal and the other proposals presented for consideration at the special meeting; and

(ii) upon the approval of the Acquisition Proposal and the consummation of the transactions contemplated by the Acquisition Agreement, certain of the individuals party to the Clark Agreement transferred to the Purchaser an aggregate of 380,000 shares of common stock of the Issuer that they acquired prior to the Issuer’s initial public offering, subject to the escrow and lock-up restrictions placed upon such shares in connection with the initial public offering.

Pursuant to the Founders Agreement, the persons filing this Schedule purchased an aggregate of 299,800 Public Shares in open market transactions or in non-market transactions from persons who had indicated their intention to vote against the Acquisition Proposal and to convert their Public Shares into a pro rata portion of the trust fund established for the benefit of holders of Public Shares in connection with the Issuer’s initial public offering and agreed to vote such Public Shares in favor of the Acquisition Proposal and the other proposals presented for consideration at the special meeting.

On February 8, 2008, the Purchaser, James J. Martell, Gregory E. Burns, Maurice Levy, Mitchel Friedman and the Issuer entered into an agreement (the “Second Clark Agreement”), pursuant to which the Purchaser purchased 820,000 Public Shares from persons who had indicated their intention to vote

CUSIP No. 18145M 109	SCHEDULE 13D	Page 13 of 14 Pages

against the Acquisition Proposal. The Issuer granted the Purchaser demand and piggy-back registration rights with respect to the 820,000 shares, subject to a 180-lock up provision, with release from the lock-up to be allowed for block trades or other significant trades that are effected in an orderly manner. Pursuant to the Second Clark Agreement, Messrs. Martell, Burns and Royce gave the Purchaser a 30-day “put” option that will require them, upon exercise by the Purchaser, to purchase 120,000 of such additional shares from the Purchaser at the price at which they were purchased by the Purchaser. If the put option is exercised, Messrs. Martell, Burns and Royce will have similar registration rights to those granted to the Purchaser. Messrs. Martell and Burns also transferred 37,500 shares each of Issuer common stock to the Purchaser, subject to the release of such shares from escrow held pursuant to an agreement entered into upon the Closing, and Mitchel Friedman transferred 25,000 shares to the Purchaser, making a total of 480,000 shares transferred to the Purchaser pursuant to the Clark Agreement and the Second Clark Agreement.

Item 7. Material to be filed as Exhibits.

1. Joint Filing Agreement dated February 15, 2008, among James J. Martell, Gregory E. Burns, Edward Cook, Donald McInnes and Charles Royce (filed herewith).

2. Agreement dated February 1, 2008, among Clark-GLAC Investment, LLC, James J. Martell, Gregory E. Burns, Edward Cook, Donald McInness, Charles Royce and Global Logistics Acquisition Corporation (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Global Logistics Acquisition Corporation on February 1, 2008).

3. Share Purchase Agreement dated February 1, 2008, among James J. Martell, Gregory E. Burns, Maurice Levy, Mitchel Friedman and Global Logistics Acquisition Corporation (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Global Logistics Acquisition Corporation on February 1, 2008).

4. Agreement dated February 8, 2008, among GLAC-Clark Investment, LLC, James J. Martell, Gregory E. Burns, Charles Royce and Mitchel Friedman, and Global Logistics Acquisition Corporation (filed herewith).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 15, 2008

/s/ James J. Martell
James J. Martell

/s/ Gregory E. Burns
Gregory E. Burns

/s/ Edward Cook
Edward Cook

/s/ Donald McInnes
Donald McInnes

/s/ Charles Royce
Charles Royce